Exhibit 99.1

Schedule of Transactions in Shares

Date of Transaction	Reporting Person	Title of Class	Number of Shares Acquired (Disposed)	Price Per Share (1)

05/13/2026	Corvex Management LP	Class A Common Stock	94,074	$38.82
05/13/2026	Corvex Management LP	Class A Common Stock	70,926	$39.45
05/14/2026	Corvex Management LP	Class A Common Stock	88,107	$39.08
05/14/2026	Corvex Management LP	Class A Common Stock	51,893	$39.92
05/15/2026	Corvex Management LP	Class A Common Stock	27,408	$38.28
05/15/2026	Corvex Management LP	Class A Common Stock	18,865	$39.83

(1) The prices in each of the following rows are weighted average prices. These shares were purchased in multiple transactions. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price. All such transactions were carried out in open market transactions.